HITHERLANE PARTNERS, LLC

RULE 15c3-3 EXEMPTION REPORT

December 31, 2016

To the best of our knowledge and belief, HitherLane Partners, LLC is exempt from SEC Rule 15c3-3
under the provision of the paragraph (k)(2)(i) and throughout the year ended December 31, 2016
has been in compliance with such provision without exception.

Executed by the Person who made the oath
or affirmation under SEC Rule 17a-5(e)(2)